As filed with the Securities and Exchange Commission on March 6, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DTE Energy Company
(Exact name of the registrant as specified in its charter)
Michigan
(State or other jurisdiction of incorporation or organization)
38-3217752
(I.R.S. Employer Identification Number)
One Energy Plaza
Detroit, Michigan 48226-1279
(313) 235-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sandra Kay Ennis
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279
(313) 235-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Anthony G. Morrow
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279
(313) 235-4000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☑
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following
box.   ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered[1]	offering price per unit[2]	aggregate offering price	registration fee
Common Stock (without par value)	10,000,000	$23.96	$239,600,000	$9,416.28

(1)	In the event of a stock split, stock dividend or similar transaction involving the Company’s common shares, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, based on the average high and low prices reported on the New York Stock Exchange on March 5, 2009.
This registration statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Section 8(a) of the Securities Act and Rules 456 and 462 promulgated thereunder.

DTE Energy Company
Dividend Reinvestment and Stock Purchase Plan
     This Prospectus relates to shares of common stock (without par value) of DTE Energy Company (“DTE Energy”) registered for sale under the DTE Energy Company Dividend Reinvestment and Stock Purchase Plan (“Plan”). The Plan provides participants with a simple and convenient method of reinvesting cash dividends in and purchasing additional shares of DTE Energy’s common stock. Only DTE Energy shareholders of record may participate in the Plan.
     Participants who are enrolled in the Plan as of the date of this Prospectus will continue to participate in the Plan without any further action on their part. Please retain this Prospectus for future reference. Shares of DTE Energy common stock are traded on the New York Stock Exchange (“NYSE”) under the symbol “DTE.”
     As described in this Prospectus, participants in the Plan may have cash dividends on their shares of DTE Energy common stock automatically invested in DTE Energy common stock, and may make optional cash investments in DTE Energy common stock.
     At DTE Energy’s election, DTE Energy common stock may be purchased on behalf of Plan participants either (1) on the open market, including negotiated transactions, or (2) directly from DTE Energy. If common stock is purchased on the open market, the price will be the weighted average price for all shares so purchased for the Plan. If common stock is purchased directly from DTE Energy, the price will be the average of the high and low prices on the NYSE Composite Tape for DTE Energy common stock on the pricing date (generally the 15th day of the month, or the next business day if the 15th is not a business day).
     This Prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. Before you participate in the Plan, please carefully read this Prospectus, including “Risk Factors” on page 3, and the information referred to under the heading “Incorporation by Reference.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION
NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 6, 2009.

     You should rely only on the information contained in this Prospectus or the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This Prospectus may only be used in jurisdictions where it is legal to offer and sell these securities. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front cover of this Prospectus, or that information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

RISK FACTORS
     Investing in our common stock involves risks. Before making an investment decision, you should read and carefully consider the risk factors described in our annual, quarterly and current reports filed with the SEC, which are incorporated by reference into this Prospectus, as well as other information we include or incorporate by reference in this Prospectus. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results.
DTE ENERGY COMPANY
     We are a diversified energy company involved in the development and management of energy-related businesses and services nationwide. We are the parent holding company of The Detroit Edison Company, which we refer to as Detroit Edison; Michigan Consolidated Gas Company, which we refer to as MichCon; and other subsidiaries engaged in energy-related businesses. We were incorporated in Michigan on January 26, 1995.
     Detroit Edison is a Michigan public utility engaged in the generation, purchase, distribution and sale of electricity to approximately 2.2 million customers in southeastern Michigan. MichCon is a Michigan public utility engaged in the purchase, storage, transmission, distribution and sale of natural gas to approximately 1.3 million customers throughout Michigan.
     Our non-utility operations consist primarily of Gas Midstream, which is involved in the development and operation of gas pipelines and storage; Unconventional Gas Production, which is engaged in natural gas exploration, development and production; Power and Industrial Projects, which is comprised primarily of projects that deliver energy and utility-type services to industrial, commercial and institutional customers, provide coal transportation services and marketing and develop biomass energy projects; and Energy Trading, which engages in energy marketing and trading operations.
     Our mailing address is DTE Energy Company, One Energy Plaza, Detroit, Michigan 48226-1279, and our telephone number is
(313) 235-4000.
FORWARD-LOOKING STATEMENTS
     Certain information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those presently contemplated, projected, estimated or budgeted. Many factors may impact forward-looking statements including, but not limited to, the following:
•	access to capital markets and capital market conditions and the results of other financing efforts which can be affected by credit agency ratings;

•	instability in capital markets which could impact availability of short and long-term financing;

•	potential for continued loss on cash equivalents and investments, including nuclear decommissioning and benefit plan assets;

•	the length and severity of ongoing economic decline;

•	the timing and extent of changes in interest rates;

•	the level of borrowings;

•	the availability, cost, coverage and terms of insurance and stability of insurance providers;

•	changes in the economic and financial viability of our customers, suppliers, and trading counterparties, and the continued ability of such parties to perform their obligations to the Company;

•	the effects of weather and other natural phenomena on operations and sales to customers, and purchases from suppliers;

•	economic climate and population growth or decline in the geographic areas where we do business;

•	environmental issues, laws, regulations, and the increasing costs of remediation and compliance, including actual and potential new federal and state requirements that could include carbon and more stringent mercury emission controls, a renewable portfolio standard and energy efficiency mandates;

•	nuclear regulations and operations associated with nuclear facilities;

•	impact of electric and gas utility restructuring in Michigan, including legislative amendments and Customer Choice programs;

•	employee relations and the impact of collective bargaining agreements;

•	unplanned outages;

•	changes in the cost and availability of coal and other raw materials, purchased power and natural gas;

•	the effects of competition;

•	the uncertainties of successful exploration of gas shale resources and inability to estimate gas reserves with certainty;

•	impact of regulation by the FERC, MPSC, NRC and other applicable governmental proceedings and regulations, including any associated impact on rate structures;

•	contributions to earnings by non-utility subsidiaries;

•	changes in and application of federal, state and local tax laws and their interpretations, including the Internal Revenue Code, regulations, rulings, court proceedings and audits;

•	the ability to recover costs through rate increases;

•	the cost of protecting assets against, or damage due to, terrorism;

•	changes in and application of accounting standards and financial reporting regulations;

•	changes in federal or state laws and their interpretation with respect to regulation, energy policy and other business issues;

•	amounts of uncollectible accounts receivable; and

•	binding arbitration, litigation and related appeals.
     New factors emerge from time to time. We cannot predict what factors may arise or how such factors may cause our results to differ materially from those contained in any forward-looking statement. Any forward-looking statements refer only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.
DESCRIPTION OF THE PLAN
     In this Prospectus, references to “DTE Energy”, “we”, “us” and “our” refer to DTE Energy Company, unless the context indicates that the reference is to DTE Energy Company and its consolidated subsidiaries.

     The following questions and answers define the terms and conditions of the Plan.
     In this description of the Plan, the shares purchased on your behalf under the Plan and held for you by the Plan Administrator are called “Plan shares.” Shares that are registered in your name and for which you hold the certificate are called “certificated shares.”
1. Who is eligible to participate in the Plan?
     All shareholders of record owning DTE Energy common stock are eligible to participate in the Plan. If you live outside of the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. DTE Energy reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations. Our employees who are shareholders are eligible to participate in the Plan, and are subject to the same terms and limitations as non-employee shareholders.
2. Who administers the Plan? How do I contact the Plan Administrator?
     The Plan is currently administered by The Bank of New York Mellon (the “Plan Administrator”), with certain administrative support from their affiliate, BNY Mellon Shareowner Services. The Bank of New York Mellon is also the transfer agent for DTE Energy common stock. The Plan Administrator will keep and maintain Plan records and serve as custodian for shares held in the Plan. As agent for the Plan, the Plan Administrator will hold the shares of DTE Energy common stock purchased for Plan participants. DTE Energy may change the administrator of the Plan at any time.
     You may contact the Plan Administrator at this address:
BNY Mellon Shareowner Services
P. O. Box 358035
Pittsburgh, PA 15252-8035
     Customer service representatives are available by calling toll free 1-866-388-8558. An automated telephone system is available to you 24 hours a day, 7 days a week. You can obtain your account balance and account history, sell your shares, request a stock certificate, obtain transfer instructions, and change your address and other information through customer service.
     You can also access your account via the Internet. To access the Plan Administrator’s website, please follow these steps:
•	Log onto www.bnymellon.com/shareowner/isd.

•	To activate your account, use the 12-digit Investor ID which can be found in a bolded box on your check stub, statement or advice to establish your Personal Identification Number (“PIN”). You will be required to complete an account activation process. This one-time authentication process will be used to validate your identity in addition to your 12-digit Investor ID and self-assigned PIN. Please keep your Investor ID and PIN numbers in a safe place for future account access.
3. How do I enroll in the Plan?
     To enroll in the Plan, you must be a shareholder of record.
     If you are a shareholder of record owning less than 100 shares, you can choose to fully reinvest your quarterly dividends and pay no administrative fee to participate. You will have Internet access to your account, and you will receive an annual account statement detailing all of your transactions for the year along with your 1099-DIV tax reporting information. You can request an enrollment package by calling the Plan Administrator. Enrollment packages are generally mailed within seven days after receipt of your request. Complete and return the enrollment form to the Plan Administrator. You can also enroll in the Plan online at www.bnymellon.com/shareowner/isd.

     If you are a shareholder of record owning 100 shares or more, you can choose to have all or a portion of your dividends reinvested. You will have Internet access to your account, and you will receive quarterly account statements. There is an administrative fee to participate in the Plan. Please refer to Addendum A for more information regarding fees. You can request an enrollment package by calling the Plan Administrator. Enrollment packages are generally mailed within seven days after receipt of your request. Complete and return the enrollment form to the Plan Administrator. You can also enroll in the Plan online at www.bnymellon.com/shareowner/isd.
     If you are not a shareholder of record, you can become one in one of the following ways:
•	If you own DTE Energy common stock in another account (e.g., in a broker, bank, trust or other nominee account), you can arrange with the nominee to transfer shares of stock into your name, and then follow the instructions for shareholders of record.

•	You can purchase shares of DTE Energy common stock in your name through a broker or other source and then follow the instructions for shareholders of record.
4. What are the fees and costs of Plan participation?
     Costs of Plan participation are subject to change from time to time at the discretion of DTE Energy. In addition, DTE Energy reserves the right to impose new and additional fees. Plan participants will be notified of changes in fees.
     Current fees and costs are set forth on Addendum A to this Prospectus. There is currently no administrative fee if you own fewer than 100 shares.
5. What investment options are provided under the Plan?
     Shareholders of record may participate in the Plan under any one of three investment options:
•	Full Reinvestment—This option is available to all shareholders.

•	Partial Reinvestment—This option is available to shareholders owning 100 shares or more.

•	Cash Investment—This option is available to all shareholders.
     In order to participate in the Plan for any given dividend payment date, you must enroll in the Plan on or before the record date for that dividend payment. You can change your investment option at any time either online or by calling the Plan Administrator and requesting an enrollment package. Any changes will be effective as of the next record date after receipt by the Plan Administrator.
6. What is meant by Full Reinvestment?
     If you elect to fully reinvest your dividends, when a dividend is paid, the cash dividends on all your shares (both shares for which you hold a certificate and Plan shares) will be used to purchase additional shares of DTE Energy common stock. These additional shares, including fractional shares, will be credited to your Plan account and you will not receive a dividend check for any of the shares you own under the Plan. You will also be able to make cash investments at your convenience any time during the year for the purchase of additional Plan Shares. This option is available to all shareholders.
7. What is meant by Partial Reinvestment?
     If you elect to partially reinvest your dividends, when a dividend is paid you will receive a check for the cash dividends on a specified number of your shares, and the rest of your dividends will be reinvested in DTE Energy common stock. When you select this option, you must specify the number of whole shares on which you desire to receive a cash dividend. The balance of your dividends, including dividends on fractional shares, will be used to purchase additional shares of DTE Energy common stock and the additional shares will be credited to your Plan account. Your dividends will be reinvested according to your instructions. You will also be able to make cash investments at your convenience any time during the year for the purchase of additional Plan Shares. This option is available to shareholders owning 100 shares or more.
8. What is meant by Cash Investment?
     If you elect Cash Investment only, you are stating that you want to be able to purchase additional Plan shares of DTE Energy common stock by making a cash investment at any time during the year, but you do not want to participate in either dividend reinvestment option.
     When a dividend is paid, you will receive a check for the full amount of the dividends payable to you on both your certificated and your Plan shares, including any fractional shares. This option is available to all shareholders.
9. How are cash investments made?
     Unlike dividend reinvestment, which normally occurs at quarterly intervals, you can make cash investments throughout the year. Plan purchases with cash investments are generally made on or after the 15th day of the month. Each cash investment must be a minimum of $50 per transaction. Your total cash investments for any calendar month cannot exceed $10,000. These minimum and maximum amounts are subject to change by DTE Energy. There are administrative and brokerage fees for purchases made with cash investments. Please refer to Addendum A for more information regarding fees. After each transaction, you will receive an account statement that shows the number of whole and fractional shares that were purchased and credited to your Plan account, but you will not automatically receive stock certificates for shares purchased under the Plan. If you would like to receive a stock certificate, please follow the instructions in Question 15 below.
     A cash investment can be made in the following ways:
•	You can authorize the Plan Administrator to make an individual automatic withdrawal from your bank account by accessing your account online at www.bnymellon/shareowner/isd. Follow the instructions to buy shares with a single investment. There is a fee for electronic transactions. Please refer to Addendum A for more information regarding fees.

•	You can authorize the Plan Administrator to make a monthly automatic withdrawal of a specified dollar amount from your bank account by accessing your account online at www.bnymellon/shareowner/isd. Follow the instructions to buy shares with a reoccurring investment. Alternatively, you can contact the Plan Administrator to obtain an authorization form for automatic monthly withdrawals. There is a fee for electronic transactions. Please refer to Addendum A for more information regarding fees. Funds generally will be withdrawn from your bank account on the 25th day of each month or the next business day if the 25th is not a business day. Purchases are made once a month and will be made on the next investment date after the withdrawal. Allow four to six weeks for the initial withdrawal. To discontinue monthly purchases by automatic withdrawal, please contact the Plan Administrator.

•	You can mail your personal check to the Plan Administrator for no less than the minimum amount. Your check must be made payable to “BNY Mellon/DTE Energy Company” in U.S. dollars, drawn on a U.S. bank. Third party checks, cashiers checks, foreign checks and money orders will not be accepted and will be returned. Do not send cash. Please include the tear-off portion on your Plan statement when sending your personal check.
     If the Plan Administrator receives checks or electronic transfers for more or less than the permissible amount, no investment will be made. The funds will be returned to you by regular U.S. mail.
     If your check submitted to purchase additional shares is returned unpaid, the Plan Administrator will resell the shares purchased in reliance on the unpaid check. The Plan Administrator may liquidate shares in your account for reimbursement for the transaction fees related to the purchase and sale, plus any loss incurred on reselling the shares.

     If you change your mind and want to cancel an upcoming cash investment, you should notify the Plan Administrator in writing. Plan shares are purchased monthly. Therefore, if you wish to cancel the next upcoming cash investment, the Plan Administrator should receive your written cancellation notice at least five business days prior to the investment date for the month.
10. When will shares be purchased under the Plan?
     Shares related to dividend reinvestment will be purchased quarterly on or after the 15th day of the month during the dividend payment months of January, April, July and October. Shares related to cash investments will be purchased monthly generally on or after the 15th day of the month. If demand requires, purchases may be made over several days. Share purchases for the Plan are expected to be made by a broker affiliated with the Plan Administrator or purchased directly from DTE Energy. The exact timing of purchases made within the purchase period will depend on the amount of funds available for investment that quarter and may be affected by securities law requirements.
     Optional cash investments received by the Plan Administrator by 12:00 noon Eastern Time on the business day prior to each investment date will be invested on that investment date. Optional cash investments received by the Plan Administrator after that time will be invested on the subsequent investment date.
     If for any reason shares cannot be purchased, you will be sent your dividends in cash and all cash investment funds will be returned by U.S. mail.
11. Will interest be paid to me on funds for investment?
     There may be a delay between the date the Plan Administrator receives your cash payment or between a dividend payable date and the date the shares are credited to your Plan account. You will not receive interest on funds held for dividend reinvestment or cash investment by the Plan pending investment or on funds returned to you prior to investment.
12. How many shares will be purchased for me?
     No one can predict the number of shares that will be purchased for you during a particular purchase period. You cannot direct the Plan Administrator to purchase a specific number of shares. The number of shares purchased for your account depends on the amount of funds you have available for investment and the price of the shares. The amount of funds available depends on what you have authorized for dividend reinvestment, plus, if applicable, any cash investment you have made. In every case, your available funds will be fully invested (less applicable fees—see Addendum A) and your account credited with both whole and fractional shares (computed to at least four decimal places).
13. How is the price of the shares determined?
     If the Plan Administrator purchases your shares from DTE Energy (“original issue”), the price per share will be the average of the high and low prices on the New York Stock Exchange Composite Tape for DTE Energy common stock on the pricing date. No brokerage commission will be charged. The pricing date for original issue shares purchased in connection with dividend reinvestment and any shares related to cash investments will be the 15th day of the month. If the 15th day of the month is not a business day, the pricing date will be the next business day.
     If the Plan Administrator purchases your shares in the public markets or in privately negotiated transactions, the purchase price per share will be the average price of all shares purchased, including brokerage commissions. If demand requires, purchases may be made over several days. The share purchases for the Plan are expected to be made by a broker affiliated with the Plan Administrator.
     These share prices apply to all shares purchased by the Plan Administrator for your account.
     When you authorize your dividends to be reinvested, make a cash investment, or have funds electronically transferred to purchase DTE Energy common stock, the Plan Administrator will use all of your funds to buy the number of shares that can be purchased at the price determination described above, after deducting an administrative fee, if applicable (see Addendum A).
14. How can I keep track of account activity?
     If you own 100 shares or more, the Plan Administrator will mail you quarterly statements of your account balance and reinvestment activity. If you own less than 100 shares, the Plan Administrator will mail you annual statements of your account balance and reinvestment activity. In addition, whenever there is activity in your account such as an additional purchase of shares, withdrawal, transfer or sale of shares, the Plan Administrator will mail you a separate written confirmation of that transaction. You can also keep track of your account activity by accessing your account online at www.bnymellon.com/shareholder/isd.
     Be sure to keep your Plan statements for income tax purposes. If you believe that an error has been made in your Plan records, or that Plan mailings to you are being misdirected, lost or stolen, promptly contact the Plan Administrator.
15. Will I receive a stock certificate for my Plan shares? May I request one?
     You will not automatically receive a stock certificate for shares purchased for you under the Plan. However, you may request a certificate at any time. A stock certificate can be issued for any number of whole Plan shares credited to your account, but not for fractional shares. You can make your request for a stock certificate for a specific number of shares in the following ways:
•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558.

•	Mail written instructions to the Plan Administrator including your account name/registration and your 12-digit Investor ID on your request.

•	Access your account via the Internet at www.bnymellon.com/shareowner/isd.
     The stock certificate will be registered in exactly the same name/registration as your Plan account unless you make other arrangements.
16. May I transfer Plan shares to another person?
     Yes. If you wish to transfer Plan shares, contact the Plan Administrator for transfer instructions. The Plan Administrator must have signed written instructions from you. Your signature on the written instructions must be guaranteed by a bank or broker participating in a Medallion Signature Guarantee program approved by the Plan Administrator. Provide the name, address, and social security or tax identification number of the transferee. The Plan Administrator will send a written confirmation to the transferee by first class mail unless notified otherwise.
17. What happens to transfers occurring before and after the dividend record date?
     If shares are transferred before the dividend record date, the dividends are credited to the new owner. If shares are transferred after the dividend record date, the dividends are credited to the original owner. If you participate in dividend reinvestment and your request to withdraw from the Plan is received after the dividend record date, your request will be processed, and you will generally receive a check for the dividend payment instead of dividend reinvestment.
18. Does the Plan provide for safekeeping certificates?
     You can deposit the common stock certificates you are now holding for safekeeping under the Plan. The shares represented by your certificates will be credited to your account as Plan shares. Unless instructed otherwise, the Plan Administrator will fully reinvest the dividends on these shares. In the future, should you want or need a stock certificate, you can request one. However, the certificate issued to you will be a new certificate and will have the current date.
     Do not sign the certificates you are sending to the Plan Administrator. It is recommended that you use certified or registered mail with an insured value of 2% of the current market value of the certificate.
19. Can I sell shares I own under the Plan?
     To sell all or a portion of your shares, you can make your request in the following ways:
•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558. You may instruct the Plan Administrator to sell some or all of your Plan shares. You can place a sale order via the Interactive Voice Response (“IVR”) system. Follow the instructions provided. Alternatively, you can place a sale order by speaking with a customer service representative. For security purposes, you will be asked to provide your 12-digit Investor ID.

•	Mail written instructions to the Plan Administrator including your account name/registration and your 12-digit Investor ID on your request.

•	Access your account via the Internet at www.bnymellon.com/shareowner/isd.
     The Plan Administrator will sell your Plan shares at the current market price on the NYSE. Generally, sales are processed daily, but not necessarily on the day you place your order. Therefore, you may find a difference between the price of the stock on the date you place the order and the price at which the shares are sold. You will be responsible for an administrative fee, along with a brokerage fee (see Addendum A). These fees will be deducted from the proceeds of the sale. It is anticipated that sales will be made through a broker affiliated with the Plan Administrator. The Plan Administrator will mail a check for the net proceeds of the sale to the address on record by first class mail. If you want your check mailed to a different address, you must notify the Plan Administrator in writing at the time of your sale request.
     Note: Certain types of accounts may be restricted from selling shares via the internet, telephone or IVR and may require additional documentation. Contact the Plan Administrator for further information.
     At year end, an IRS Form 1099-B reporting the sale of shares will be sent to you, which you should retain for your tax reporting purposes. You should consult your own tax advisor for advice applicable to your particular situation.
20. When and how can I withdraw from the Plan?
     You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. Notice to withdraw from the Plan can be made in the following ways:
•	Access your account via the Internet at www.bnymellon.com/shareowner/isd.

•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558.

•	Mail written instructions to the Plan Administrator, including your account name/registration and your 12-digit Investor ID on your request.
     When closing your Plan account, you have the following choices:
•	You can request the Plan Administrator to continue to hold your shares. The shares you acquired through the Plan can continue to be held on your behalf on the books of DTE Energy as a participant in the Direct Registration System. Contact the Plan Administrator as indicated above to change your dividend election.

•	You can ask for a certificate for all your Plan shares. You will receive a stock certificate for the whole Plan shares credited to your Plan account along with a check for any fractional share sold on the open market less the fees for sales (see Addendum A) and applicable withholding or transfer taxes.

•	You can request that all your Plan shares be sold. You will receive a check for the whole and fractional shares sold on the open market less any fees for sales (see Addendum A) and applicable withholding or transfer taxes.

•	You can ask for a certificate for a specific number of your Plan shares and request that the rest be sold. You will receive a certificate for the number of whole shares you want to retain in certificated form outside of the Plan and a check for the whole and fractional shares sold on the open market less the fees for sales (see Addendum A) and applicable withholding or transfer taxes.
     Generally, the Plan Administrator processes requests to withdraw from the Plan daily. The Plan Administrator will mail your certificate and/or check to your address on record by first class mail. If you want your certificate and/or sale check mailed to another address, you must notify the Plan Administrator in writing at the time of your request to withdraw from the Plan.
     DTE Energy reserves the right to terminate your Plan participation if you are no longer a shareholder of record of a least one full share, either in certificate form or as a Plan share balance. Upon termination you will receive the cash proceeds from the sale of any fractional share, less any brokerage commissions and applicable transfer and withholding taxes.
21. If I withdraw from the Plan, can I decide to rejoin?
     If you withdraw from the Plan and later want to re-enroll, you will have to submit a new enrollment application. If you are no longer a shareholder of record, you will need to first become one and then submit a new enrollment application. As it is difficult and costly to administer numerous openings and closings of an account, a particular request to rejoin the Plan could be denied.
22. Can DTE Energy change or discontinue the Plan?
     The Plan can be amended, modified, suspended, or terminated by DTE Energy at any time. If the Plan is discontinued, any dividends or cash investments not yet invested will be sent to you. DTE Energy will continue to hold your shares unless you request to receive a certificate for whole Plan shares and a check for any fractional Plan share credited to your account less the fees for sales (see Addendum A) and applicable withholding or transfer taxes. You may also request the sale of all or part of any such shares or have the Plan Administrator electronically transfer your shares to your brokerage account.
23. What happens if DTE Energy declares a stock split or issues a dividend payable in shares?
     If DTE Energy declares a stock split or issues a dividend payable in shares, the additional shares related to your Plan shares as well as any shares registered in your name held outside of the Plan will be credited to your account.
24. What if DTE Energy has a rights offering?
     DTE Energy’s common stock shareholders do not have preemptive rights. However, if there is a rights offering affecting the shares in your Plan account, you will be notified. If you want to exercise the rights offering, you must let the Plan Administrator know prior to the record date for such rights. Because rights certificates are issued only for whole shares, the rights on fractional shares will be sold during the next investment purchase period, and the net proceeds of the sale will be used to purchase Plan shares. Similarly, if you choose not to exercise the rights offering, the rights on all the shares in your Plan account will be sold, and the net proceeds will be used to purchase Plan shares on your behalf.

25. What are the responsibilities of DTE Energy under the Plan?
     DTE Energy and the Plan Administrator are responsible for administering the Plan in accordance with this Prospectus, but are not liable for any actions performed in good faith or the failure to perform any actions in good faith. DTE Energy is responsible for interpreting the terms of the Plan.
     DTE Energy reserves the right to deny, suspend or terminate participation by a shareholder who misuses the Plan.
26. Who bears the risk of market-price fluctuations affecting the value of the Plan shares?
     Each individual participant in the Plan bears the risk of market-price changes affecting the value of the stock. DTE Energy and the Plan Administrator cannot assure you of a profit or protect you against a loss on any shares you hold, purchase, or sell under the Plan.
     Plan shares are not insured by the Federal Deposit Insurance Corporation or any other government agency, are not deposits or other obligations of, and are not guaranteed by, either DTE Energy or the Plan Administrator, and are subject to investment risks, including possible loss of the principal amount invested.
27. Will there always be quarterly dividend payments to reinvest?
     The declaration of dividends on DTE Energy common stock is at the sole discretion of the DTE Energy Board of Directors. No one can promise or predict what the DTE Energy Board of Directors will do in regard to future dividends on DTE Energy common stock. The amount and payment of dividends depends on the earnings, financial condition, cash flow, and other factors affecting DTE Energy and its affiliates.
28. What tax consequences should I be aware of?
     DTE Energy is not in a position to advise you on the tax consequences of your participation in the Plan. As a general rule, participants in the Plan have the same federal income tax obligations as shareholders who do not participate in the Plan, and reinvested dividends must be included in gross income.
     You will receive a year-end statement from the Plan Administrator to be used in preparing your tax returns as applicable under IRS guidelines. You should consult with your own tax advisor for advice applicable to your particular situation.
29. How will my shares be voted at a meeting of shareholders?
     You will receive a single proxy covering the total number of shares of DTE Energy common stock you hold of record—both in your Plan account and outside your Plan account. If the proxy is returned properly signed and marked for voting, all of your shares will be voted as marked. Also, you may vote the total number of shares in person at a meeting of shareholders.
USE OF PROCEEDS
     If we issue shares of our common stock for purchases under the Plan, we will use the proceeds from the sale of such shares for general corporate purposes. We may temporarily invest funds that are not immediately needed for these purposes in marketable securities. If shares are purchased by the Plan Administrator in the open market, we will not receive any proceeds.
WHERE YOU CAN FIND MORE INFORMATION
Available Information
     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549.
     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.
     You can also inspect reports and other information about DTE Energy at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     We maintain a web site at www.dteenergy.com (which is not intended to be an active hyperlink) that contains information about us. The information on our web site is not incorporated by reference into this Prospectus and you should not consider it part of this Prospectus.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. Until we sell all of the securities covered by this Prospectus or terminate the offering, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed not to be filed):
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Current Reports on Form 8-K filed on January 27 and March 4, 2009, and on Form 8-K/A filed on March 5, 2009; and

•	Description of DTE Energy common stock on Form 8-B, filed on January 2, 1996.
     Each of these documents is available from the SEC’s web site and public reference room previously described. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning DTE Energy, at our principal executive office, DTE Energy Company, One Energy Plaza, Detroit, Michigan 48226-1279, 1-313-235-4000.
EXPERTS
     The consolidated financial statements and the related financial statement schedules, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of DTE Energy, and the effectiveness of DTE Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph relating to the adoption of new accounting standards and (2) express an unqualified opinion on internal control over financial reporting). Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
LEGAL OPINIONS
     Patrick B. Carey, Associate General Counsel of DTE Energy, will pass on the legality of the DTE Energy common stock offered under the Plan. Mr. Carey beneficially owns and holds options to purchase DTE Energy common stock and is eligible to participate in the Plan.
INDEMNIFICATION
     The Company’s articles of incorporation and bylaws contain provisions regarding the indemnification by the Company of directors, officers and other persons under specified conditions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Addendum A
DTE Energy Company
Dividend Reinvestment and Stock Purchase Plan Fees
As of March 6, 2009
Enrollment Fees

Initial Enrollment in Plan (registered shareholders)	N/A
Minimum and Maximum Investment Amounts

Minimum Cash Investment (per transaction)	$50.00
Maximum Monthly Investment	$10,000.00
Participant Fees

	Administrative	Brokerage Fee
	Fee	(Per Share)

Quarterly Reinvestment
Shareholders of record owning 100 shares or more	$1.00	$.03	*
Shareholders of record owning less than 100 shares	$0.00	$.03	*
Monthly Optional Cash Investment	$1.00	$.03	*
Sale of Plan Shares (each sell order)	$10.00	$.03	*
Automatic Investment Fee (each monthly withdrawal)	$2.00 **
Duplicate Statement & Research Fees

The Plan Administrator	Call for fee information
DTE Energy Company Historical Microfilm Research	$25.00

*	Actual brokerage commissions are charged that total approximately $.03 per share.

**	The Automatic Investment Fee is in addition to the Quarterly and Monthly Administrative fees.
DTE Energy Company reserves the right to change
the minimum or maximum investment amount or to add or modify fees.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The estimated expenses in connection with the issuance and distribution of the securities are as follows:

Amount To Be
Paid
SEC filing fee for registration statement	$9,416
Printing and mailing expenses	5,000
Legal fees and expenses	25,000
Accounting fees and expenses	15,000
Additional New York Stock Exchange listing fees	5,000
Miscellaneous	5,000

Total	$64,416
Item 15. Indemnification of Directors and Officers
     (a) Indemnification. The DTE Energy Company Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Michigan Business Corporation Act (the “MBCA”) or any other applicable law, no director of DTE Energy Company (“DTE Energy”) shall be personally liable to DTE Energy or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of DTE Energy.
     DTE Energy’s articles of incorporation further state that each person who is or was or had agreed to become a director or officer of DTE Energy, or each such person who is or was serving or who had agreed to serve at the request of DTE Energy’s board of directors as an employee or agent of DTE Energy or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by DTE Energy to the fullest extent permitted by the MBCA or by any other applicable law. DTE Energy’s articles of incorporation further state that DTE Energy may enter into one or more agreements with any person, which agreements provide for indemnification greater or different than that provided in the articles of incorporation.
     Section 209(1)(c) of the MBCA permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the MBCA, dealing with unlawful distributions; or (4) an intentional criminal act.
     Sections 561 and 562 of the MBCA permit a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
     Section 563 of the MBCA provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562, or in defense of a claim, issue or matter in the action, suit, or proceeding shall be indemnified against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action, suit or proceeding, or proceeding brought to enforce this mandatory indemnification.
     (b) Insurance. DTE Energy (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under eight insurance policies providing aggregate coverage for DTE Energy and its affiliates in the amount of $185 million.
Item 16. Exhibits

Exhibit
Number	Description
*4.1	Amended and Restated Articles of Incorporation of DTE Energy dated December 13, 1995 (incorporated herein by reference to Exhibit 3-5 to DTE Energy’s Form 10-Q for the quarter ended September 30, 1997 (File No. 1-11607)).

*4.2	Bylaws of DTE Energy, as amended through February 24, 2005 (incorporated herein by reference to Exhibit 3.1 to DTE Energy’s Form 8-K dated February 24, 2005) (File No 1-11607).

5.1	Opinion and Consent of Patrick B. Carey, Esq., Associate General Counsel of DTE Energy.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Patrick B. Carey, Esq., Associate General Counsel of DTE Energy (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1	Directors’ Power of Attorney.

*	Previously filed.
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; and
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of DTE Energy’s annual report, pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 5th day of February, 2009.

DTE ENERGY COMPANY
(Registrant)

By:	/s/ Anthony F. Earley, Jr.

Anthony F. Earley, Jr. Chairman of the Board and Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony F. Earley, Jr. Anthony F. Earley, Jr.	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 5, 2009

/s/ David E. Meador David E. Meador	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 5, 2009

/s/ Peter B. Oleksiak Peter B. Oleksiak	Vice President and Controller (Principal Accounting Officer)	February 5, 2009

/s/ Lillian Bauder Lillian Bauder	Director	February 5, 2009

/s/ W. Frank Fountain W. Frank Fountain	Director	February 5, 2009

/s/ Allan D. Gilmour Allan D. Gilmour	Director	February 5, 2009

/s/ Alfred R. Glancy, III Alfred R. Glancy, III	Director	February 5, 2009

/s/ Frank M. Hennessey Frank M. Hennessey	Director	February 5, 2009

/s/ John E. Lobbia John E. Lobbia	Director	February 5, 2009

Signature	Title	Date

/s/ Gail J. McGovern Gail J. McGovern	Director	February 5, 2009

/s/ Eugene A. Miller Eugene A. Miller	Director	February 5, 2009

/s/ Charles W. Pryor, Jr. Charles W. Pryor, Jr.	Director	February 5, 2009

/s/ Josue Robles, Jr. Josue Robles, Jr.	Director	February 5, 2009

/s/ Ruth G. Shaw Ruth G. Shaw	Director	February 5, 2009

/s/ James H. Vandenberghe James H. Vandenberghe	Director	February 5, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
*4.1	Amended and Restated Articles of Incorporation of DTE Energy dated December 13, 1995 (incorporated herein by reference to Exhibit 3-5 to DTE Energy’s Form 10-Q for the quarter ended September 30, 1997 (File No. 1-11607)).

*4.2	Bylaws of DTE Energy, as amended through February 24, 2005 (incorporated herein by reference to Exhibit 3.1 to DTE Energy’s Form 8-K dated February 24, 2005) (File No 1-11607).

5.1	Opinion and Consent of Patrick B. Carey, Esq., Associate General Counsel of DTE Energy.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Patrick B. Carey, Esq., Associate General Counsel of DTE Energy (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1	Directors’ Power of Attorney.

*	Previously filed.